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SEC Mail Processing Section

MAR 10 2008

Washington, DC 101

SECU 08030236 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/09/06 (MM/DD/YY) AND ENDING 12/31/07 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Martin & Company Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 Fifth Avenue, Suite 1600
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name - if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Michael Martin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Martin & Company Advisors, LLC for the period from October 9, 2006 (date of commencement of operations) through December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature | March 7, ~~February 26~~, 2008
Date

President
Title

Subscribed and sworn
to before me this this 7th
day of ~~February~~ March 2008

Julie Donovan

JULIE DONOVAN
Notary Public, State of New York
No. 01DO6170355
Qualified in New York County
Commission Expires July 09. 2011

Martin & Company Advisors, LLC

Statement of Financial Condition

December 31, 2007

Martin & Company Advisors, LLC
Index
December 31, 2007

Page(s)

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Martin & Company Advisors, LLC

We have audited the accompanying statement of financial condition of Martin & Company Advisors, LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Martin & Company Advisors, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 26, 2008

Martin & Company Advisors, LLC

Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	58,467
Other assets		360
Total assets	$	58,827
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	3,000
Payable to related parties (Note 3)		2,536
Total liabilities		5,536
Member's equity		53,291
Total liabilities and member's equity	$	58,827

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Martin & Company Advisors, LLC (the "Company"), is a limited liability company and was formed under the laws of Delaware on February 6, 2006. On October 9, 2006, the Company became a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company has yet to conduct a securities business but intends to provide private placement services and capital introductions to various companies.

2. Summary of Significant Accounting Policies

Use of Estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of expenses during the reported period. Actual results could differ from these estimates.

Cash
Cash consists of deposits with a single financial institution and therefore is subject to the credit risk of that financial institution.

Revenue Recognition
Investment banking revenues are recorded in accordance with the terms of the investment banking agreements.

Income Taxes
The Company is a single member limited liability company, and is treated as disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal, state and local income tax purposes. Accordingly, the Company has not provided for federal, state or local income taxes.

3. Transactions with Related Parties

The Company maintained a support services agreement, with an affiliate to provide accounting, administrative, human resource and other services. In accordance with this agreement, the Company incurred $4,611 for the period from October 9, 2006 (date of commencement of operations) through December 31, 2007 of which $2,536 remains unpaid at December 31, 2007.

4. Other Income

The Company received a special payment of $35,000 from the Financial Industry Regulatory Authority in connection with the consolidation of the regulatory functions of the New York Stock Exchange and the National Association of Securities Dealers. This payment is non-recurring.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2007, the Company had net capital of approximately $53,000 which exceeded the required net capital by approximately $48,000. The ratio of aggregate indebtedness to net capital, at December 31, 2007 was .10 to 1.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. Accounting and Reporting Developments

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company will adopt the provisions of FIN No. 48 beginning in 2008. The Company does not believe that the adoption of FIN No. 48 will have any impact on the Company's Financial Statements.

END